January 17, 2017

VIA EDGAR

Sally Samuel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust, Rational Iron Horse Fund - File No. 333-213741

Dear Ms. Samuel:

On September 22, 2016, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Iron Horse Fund (the “Existing Fund”), a series of Northern Lights Fund Trust with and into the Rational Iron Horse Fund (the “New Fund”), a series of the Trust (the “Reorganization”). On November 2, 2016, Elizabeth Bentzinger provided oral comments to the N-14 to which the Registrant responded via EDGAR Correspondence on December 2, 2016. On January 13, 2017, the Registrant filed an amended N-14 incorporating all comments. On January 17, 2017, you requested that the Registrant confirm that the shareholder meeting date will be at least 20 business days from the date the final N-14 is mailed to shareholders. The Registrant confirms that the final N-14 will be mailed to shareholders on or before January 20, 2017 and that the shareholder meeting date will be February 17, 2017. The Registrant will file a definitive N-14 reflecting these changes to the meeting and mailing dates. The Registrant has authorized Thompson Hine LLP to respond on behalf of the Registrant.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins